BRB Foods Inc.

Rua Doutor Eduardo de Souza Aranha

387 – Conjunto 151, Sao Paulo, SP 04543-121

VIA EDGAR

August 8, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549

Re:	BRB Foods Inc.

Amendment No. 3 to Registration Statement on Form S-1

File No. 333-276557

Filed on July 26, 2024

Dear Ms. Sidwell:

BRB Foods Inc. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s submission of its Amendment No. 3 to Registration Statement on Form S-1 on July 26, 2024 as set forth in the Staff’s letter dated August 5, 2024 (the “Comment Letter”). Concurrently with filing of this letter, the Company is filing an Amendment No. 4 to Registration Statement on Form S-1 (the “Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amended Registration Statement.

Amendment No. 3 to Registration Statement on Form S-1

Summary, page 3

1.	We note your disclosure that you will launch 64 products in July 2024. Please update as to the status of the launch of the products throughout your registration statement.

Response: We respectfully advise the Staff that we have revised relevant disclosures on page [3] and other relevant sections of the Amended Registration Statement to disclose we plan to launch 64 products in the third quarter of 2024.

Consolidated Financial Statements

Consolidated Balance Sheets, page F-33

2.	We refer you to the captions “Common stock, number of authorized shares” and “Common stock, number of shares issued and outstanding” on the face of the consolidated balance sheet under negative shareholder’s equity. It appears you have included these amounts as line items within your negative shareholder’s equity balance. Please revise as this presentation is inappropriate and confusing.

Response: We respectfully advise the Staff that we have revised our consolidated balance sheet included on page [F-33] of the Amended Registration Statement to delete the presentation of “Common stock, number of authorized shares” and “Common stock, number of shares issued and outstanding” as line items within our negative shareholder’s equity balance.

Income Statement, page F-34

3.	We note your response to prior comment 2 but do not consider your response to fully address our comment. Please revise to disclose the number of shares used to calculate your weighted average shares outstanding on a basic and diluted basis pursuant to ASC 260-10-45. Additionally, please revise your notes to the consolidated financial statements to disclose any securities that could potentially dilute basis EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the period(s) presented. In this regard, we note the company issued had convertible notes during fiscal year 2023 and 2024. Refer to the guidance outlined in ASC 260-10-50-45.

Response: We respectfully inform the Staff that we have reassessed the information provided in the financial statements included in the Amended Registration Statement.

Diluted EPS Calculation: We have calculated the diluted EPS considering the potential future impacts of convertible notes and Restricted Stock Units as disclosed in the Income Statement.

Disclosure of Shares: The number of shares used to calculate our weighted average shares outstanding on both a basic and diluted basis is disclosed in the Income Statement. We believe that this presentation provides clear and direct information to the users of the financial statements.

Potentially Dilutive Securities: We confirm that there are no other securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because their inclusion would have been antidilutive for the periods presented. The information related to potentially dilutive securities, including the convertible notes issued during fiscal years 2023 and 2024, has been considered in our diluted EPS calculation.

Current Disclosures: While the specific details of the EPS calculation are not presented in separate footnotes, all relevant information is included within the Income Statement, ensuring compliance with ASC 260-10-45 and ASC 260-10-50-45. This approach maintains clarity and conciseness in our financial statements without the need for redundant disclosures in the footnotes.

Exhibits

4.	We note your disclosure regarding an RSU Agreement. Please file the RSU Agreement as an exhibit to your registration statement, or otherwise tell us why you are not required to do so.

Response: We respectfully advise the Staff that we have filed restricted stock unit agreements entered into between the Company and certain of its officers and directors as exhibits to the Amended Registration Statement.

We thank the Staff for its review of the foregoing and the Amended Registration Statement. If you have further comments, please feel free to contact our counsel, Mitchell L. Lampert, Esq., Robinson & Cole LLP, at mlampert@rc.com or by telephone at 203-462-7559.

Sincerely,

/s/ Bruno Bonifacio
Bruno Bonifacio Chief Executive Officer and Director

cc:	Mitchell L. Lampert, Esq. Robinson & Cole LLP